ADIRA ENERGY PROVIDES MANAGEMENT UPDATE

TORONTO, June 27, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that under the stewardship of recently appointed CEO, Mr. Hezi Kugler, based in Tel Aviv, the Company is currently reviewing its organizational, developmental and professional structure with a view to most effectively accelerate its plans on realizing the full potential of the Company’s assets in the Israeli oil and gas exploration market.

Colin Kinley began as an advisor to the company, agreed with the Board in 2010 to take on the role of Company President and COO and lead it through the rapidly paced stages of exploration and establishment of its resource targets. This phase of work is nearing its final pre-drilling process and with the Company now under strong local leadership with Mr. Kugler in Israel, Mr. Kinley has agreed to step down from his executive positions of President and Officer and will remain with the Company as a Senior Advisor and Director. Mr. Kinley will continue to provide valuable technical and operational services to the Company to finalize establishment of the resource targets and to advise on technical strategy through to drilling the offshore wells. A further update will be forthcoming as the Israeli team is complemented in the very near future.

Mr Hezi Kugler, CEO stated: “We are appreciative of Colin’s guidance, experience and leadership as President and COO during a critical period at Adira. I’m confident he will continue to be a huge contributor as we are able to draw on his experience and insight in his continued role with the Company as Senior Advisor”.

Colin Kinley, Senior Advisor stated: “I appreciate the opportunity to have served on the Company’s Executive through this critical and transitional phase of Adira Energy. I am working diligently today to establish the credible resource targets offshore for the Company and will complete this in the near term. I will continue to support the Company through to drilling in a consulting and advisory role, I am confident in the team and infrastructure we have established in Israel now and under the leadership of our new CEO, I am happy to see the competence and structure that Hezi will bring to the Company. I look forward to having the opportunity to participate and contribute to the Company as we progress our operations.”

Director Option Grant

The Company also announces the granting of incentive stock options to purchase an aggregate of 100,000 common shares of Adira to director recipient. The stock option grant is subject to regulatory approval. Terms of the options include an exercise price of $0.50 per common share, a vesting schedule allowing for the vesting of 12.5% of the options granted every six months with the initial amount vesting on the date that is six months from the date hereof, resulting in the options being fully vested on December 24th, 2015. The options expire on June 24, 2016.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward- looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President, Corp. Dev.	Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455